================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (Rule 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            Rare Medium Group, Inc.
                      (Name of Subject Company (Issuer))

                            AP/RM Acquisition, LLC
                       (Name of Filing Person (Offeror))

                    Common Stock, Par Value $0.01 Per Share
                          (Title of Class Securities)

                                   75382N109
                     (CUSIP Number of Class of Securities)

                               Michael D. Weiner
                            AP/RM Acquisition, LLC
                            Two Manhattanville Road
                           Purchase, New York 10577
                                (914) 694-8000
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a copy to:

                             Paul A. Belvin, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1333 New Hampshire Avenue, N.W.
                            Washington, D.C. 20036
                                (202) 887-4021

                           CALCULATION OF FILING FEE

               Transaction Valuation*     Amount of Filing Fee
               ----------------------     --------------------
                    $4,200,814.50                $386.47
--------
* For purposes of calculating the filing fee only, this amount is based on the purchase of 15,002,909 outstanding shares of Common Stock at the tender offer price of $0.28 per share.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                            N/A                             N/A
Amount Previously Paid:__________________    Filing Party:____________
                            N/A                             N/A
Form or Registration No.:________________    Date Filed:______________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the offer by AP/RM Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 15,002,909 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rare Medium Group, Inc., a Delaware corporation (the "Company"), at a price of $0.28 per share of Common Stock, net to the seller in cash, without interest. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

   This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 1.  Summary Term Sheet.

   The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

   (a) The information set forth in the section of the Offer to Purchase captioned "Section 7--Certain Information Concerning the Company" is incorporated herein by reference.

   (b) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Section 7--Certain Information Concerning the Company" is incorporated herein by reference.

   (c) The information set forth in the section of the Offer to Purchase captioned "Section 6--Price Range of Shares of Common Stock; Dividends" is incorporated herein by reference.

Item 3.  Identity And Background Of Filing Person.

   (a), (b) and (c) This Tender Offer Statement is filed by the Purchaser. The information set forth in the section of the Offer to Purchase captioned "Section 8--Certain Information Concerning AP/RM Acquisition" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms Of The Transaction.

   (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Introduction," "Section 1--Terms of the Offer," "Section 2--Acceptance for Payment, Proration and Payment for Shares of Common Stock," "Section 3--Procedures for Tendering Shares of Common Stock," "Section 4--Withdrawal Rights" and "Section 5--Certain United States Federal Income Tax Consequences" and in the Letter of Transmittal is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations And Agreements.

   (a) and (b) The information set forth in the sections of the Offer to Purchase captioned "Section 8--Certain Information Concerning AP/RM Acquisition" and "Section 10--Background and Purpose of the Offer; Certain Agreements; Plans for the Company" is incorporated herein by reference.

Item 6.  Purpose Of The Transaction And Plans Or Proposals.

   (a) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Section 10--Background and Purpose of the Offer; Certain Agreements; Plans for the Company" is incorporated herein by reference.

   (c) The information set forth in the section of the Offer to Purchase captioned "Section 10--Background and Purpose of the Offer; Certain Agreements; Plans for the Company" is incorporated herein by reference.

Item 7.  Source And Amount Of Funds Or Other Consideration.

   (a), (b) and (d) The information set forth in the section of the Offer to Purchase captioned "Section 9--Source and Amount of Funds" is incorporated herein by reference.

Item 8.  Interest In Securities Of The Subject Company.

   (a) and (b) The information set forth in the sections of the Offer to Purchase captioned "Section 8--Certain Information Concerning AP/RM Acquisition" and "Section 10--Background and Purpose of the Offer; Certain Agreements; Plans for the Company" is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated Or Used.

   (a) The information set forth in the section of the Offer to Purchase captioned "Section 14--Fees and Expenses" is incorporated herein by reference.

Item 10.  Financial Statements.

   (a) Financial information with respect to the Purchaser is not material to the holders of Common Stock and has not been included in this Schedule TO. The financial condition of the Purchaser is not material because the consideration offered consists solely of cash and the Offer is not subject to any financing condition.

   (b) Pro forma financial information has not been included in this Schedule TO because no securities are intended to be offered in a subsequent merger or other transaction in which remaining target securities are acquired.

Item 11.  Additional Information.

   (a) The information set forth in the section of the Offer to Purchase captioned "Section 13--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)   Offer to Purchase.

(a)(1)(ii)  Letter of Transmittal.

(a)(2)      Not Applicable.

(a)(3)      Not Applicable.

(a)(4)      Not Applicable.

(a)(5)(i)   Notice of Guaranteed Delivery.

(a)(5)(ii)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(v)   Summary Advertisement published on April 9, 2002 in The New York Times.

(b)         Not applicable.

(c)         Not Applicable.

(d)(i)      Investment Agreement, dated April 2, 2002, among Rare Medium Group, Inc. and Apollo Investment
            Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC. (Incorporated by reference to
            Exhibit 99.2 of Rare Medium Group, Inc.'s current report on Form 8-K filed on April 4, 2002
            (Commission File Number 000-13865)).

(d)(ii)     Stipulation of Settlement, dated April 2, 2002 by and among Apollo Investment Fund IV, L.P., AIF IV/
            RRRR LLC, Apollo Advisors, L.P., Apollo Advisors IV, L.P., Apollo Management, L.P., Rare Medium
            Group, Inc., the Individual Defendants (as defined therein) and the Plaintiffs (as defined therein)
            (Incorporated by reference to Exhibit 99.3 of Rare Medium Group, Inc.'s current report on Form 8-K filed on April 4, 2002 (Commission File Number 000-13865)).

(g)         Not applicable.

(h)         Not applicable.

Other       Not applicable

Item 13.  Additional Information Required By Schedule 13e-3.

   Not Applicable.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               AP/RM ACQUISITION, LLC

                                               By:   Apollo Management IV, L.P.
                                                     its general partner


                                               By:   AIF IV Management, L.P.
                                                     its general partner


                                             By:      /S/  ANDREW D. AFRICK
                                                 -----------------------------
                                                   Name: Andrew D. Africk
                                                   Title:  Vice President

Dated:  April 9, 2002

                                 EXHIBIT INDEX

Exhibit Number Description
-------------  -----------
 (a)(1)(i)     Offer to Purchase.

 (a)(1)(ii)    Letter of Transmittal.

 (a)(5)(i)     Notice of Guaranteed Delivery.

 (a)(5)(ii)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)(iii)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.

 (a)(5)(iv)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(5)(v)     Summary Advertisement published on April 9, 2002 in The New York Times.

 (d)(i)        Investment Agreement, dated April 2, 2002, among Rare Medium Group, Inc. and Apollo
               Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC.
               (Incorporated by reference to Exhibit 99.2 of Rare Medium Group, Inc.'s current report on Form
               8-K filed on April 4, 2002 (Commission File Number 000-13865)).

 (d)(ii)       Stipulation of Settlement, dated April 2, 2002 by and among Apollo Investment Fund IV, L.P.,
               AIF IV/RRRR LLC, Apollo Advisors, L.P., Apollo Advisors IV, L.P., Apollo Management, L.P.,
               Rare Medium Group, Inc., the Individual Defendants (as defined therein) and the Plaintiffs (as defined therein) (Incorporated by reference to Exhibit 99.3 of Rare Medium Group, Inc.'s current report on Form 8-K filed on April 4, 2002 (Commission File Number 000-13865)).